U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER: 000-53488

NOTIFICATION OF LATE FILING

Check One:

[ ]	Form 10-K
[ ]	Form 20-F
[ ]	Form 11-K
[X]	Form 10-Q
[ ]	Form 10-D
[ ]	Form N-SAR
[ ]	Form N-CSR

For Period Ended: June 30, 2026

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.                      REGISTRANT INFORMATION.

The registrant is Ethema Health Corporation (the “Company”).  The address of the Company’s principal executive office is 950 Evernia Street, West Palm Beach, Florida 33401

PART II.                      RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]          (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]          (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.                      NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2026 by the prescribed date without unreasonable effort or expense because the Company was unable to compile and review certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the Quarterly Report will be completed and filed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV.                      OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

  Shawn E. Leon                                                      (416) 500 0020

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ]  Yes                                           [X] No

March 31, 2026

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

[ ]Yes                                           [X] No

The Company is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended June 30, 2026 because the Company is still compiling and reviewing information to complete the quarterly review of the financial statements for that period and the Company is unable to give an estimate at this time. The Company anticipates that the Quarterly Report on Form 10-Q will be filed on or before the deadline.

Ethema Health Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

ETHEMA HEALTH CORP.

Dated: August 14, 2026	By:	/s/ Shawn E. Leon
Shawn E. Leon
Chief Executive Officer